UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2016

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

San Pedro Garza García, Nuevo León, México 66265

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Contents

CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) announced today that it will be reporting its first quarter 2016 results on Thursday, April 21, 2016. CEMEX will host a conference call and audiocast presentation on this same date at 10:00 a.m. Eastern Time to discuss the results. CEMEX’s live presentation can be accessed, and dial-in information is available, at www.cemex.com.

As previously announced, on January 1, 2016, CEMEX’s operations were reorganized into five new geographical regions, as follows: 1) Mexico, 2) United States, 3) Europe, 4) South, Central America and the Caribbean, and 5) Asia, Middle East and Africa.

Attached as Exhibit 1 hereto are certain unaudited operating results of CEMEX for the year ended December 31, 2015 and the quarters comprising that year that have been restated to reflect these new geographical regions, as if they had been in effect from January 1, 2015, as well as to exclude discontinued operations in Croatia, Bangladesh and Thailand. This information should be read in conjunction with CEMEX’s audited consolidated financial statements for the year ended December 31, 2015, filed with the Securities and Exchange Commission on March 1, 2016.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date: April 5, 2016	By:	/s/ Rafael Garza
	Name:	Rafael Garza
	Title:	Chief Comptroller

Exhibit Index

Exhibit No.	Description

1.	Operating summary for adjusted regions reflecting new organizational operating structure.